UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 001-39259

China Liberal Education Holdings Limited

7th Floor, Building 5, No. 2 Zhenxing Road,

Changping District, Beijing,

People’s Republic of China 102299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed in a Report on Form 6-K filed by China Liberal Education Holdings Limited (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on May 12, 2025 (the “Prior 6-K”), the Company received a staff determination notice (the “Staff Determination Notice”) from the Listings Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”), which indicates that the Company’s substantial issuance of its ordinary shares (“Ordinary Shares”) in December 2024 has raised public interest concerns because the issuance resulted in substantial dilution for its shareholders and the Staff has determined to delist the Company’s securities pursuant to its discretionary authority under Listing Rule 5101.

Hearing Before the Nasdaq Hearings Panel Scheduled

The Company timely appealed the Staff Determination Notice, which has automatically stayed the suspension and/or delisting of the Company’s securities pending a decision from the Nasdaq Hearings Panel (“Panel”). The requested hearing is scheduled to be held on June 10, 2025.

Additional Staff Determination Letter

On May 21, 2025, the Company received an additional staff determination notice (the “Additional Staff Determination Notice”) from the Staff notifying the Company that it is delinquent in filing its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “Form 20-F”) and that this matter serves as an additional basis for delisting the Company’s securities from The Nasdaq Stock Market. The failure to timely file the Form 20-F is a violation of Nasdaq Listing Rule 5250(c)(1).

In accordance with the timeline established previously by Panel and since the Company is already before the Panel, it will have seven days, or until May 28, 2025, to request a stay of the suspension, pending a Panel decision. The Panel will review the request for an extended stay and notify the Company of its conclusion as soon as practicable, but in any event no later than 15 calendar days following the deadline to request a further stay. In the meantime, the Company is actively engaged with the necessary parties to finalize and file its delayed Form 20-F, which has been substantially drafted before the original filing deadline. While the timeline for completion remains uncertain, the Company is making every effort to advance the process as efficiently as possible.

On May 22, 2025, the Company issued a press release with respect to the receipt of Additional Staff Determination Notice titled China Liberal Education Holdings Limited Receives Additional Nasdaq Staff Determination Letter of Delinquency. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: May 22, 2025	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Co-Chief Executive Officer and Chairperson of the Board of Directors

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